Exhibit 35.4

Annual Statement as to Compliance

For the Year Ended December 31, 2018

Citigroup Commercial Mortgage Securities Inc.,

Series 2017-CD5

Pursuant to Section 3.01 (37) of the Subservicing Agreement governing the referenced transaction (the “Servicing Agreement”), I hereby attest that:

i.	A review of the activities and performance of Berkadia as Subservicer during the period has been made under my supervision.

ii.

To the best of my knowledge, based on such review, Berkadia as Subservicer has fulfilled, in all material respects, its obligations under this Subservicing Agreement throughout the period and no default by the Subservicer under the Subservicing Agreement has occurred and is continuing.

Berkadia,

Mark E. McCool

President

February 10, 2019

Inv. 228 Lib. A